Unusual Whales Subversive Democratic Trading ETF Unusual Whales Subversive Republican Trading ETF (together, the “Target Funds”),
Each a series of Series Portfolios Trust

November 13, 2024

Dear Shareholder,

The Special Meeting of Shareholders of the above Target Funds is to be held on December 4, 2024. There are less than three weeks before the Special Meeting. As of the date of this communication, we have not received your vote.

We continue to receive strong support for the proposal. Greater than 85% of the votes cast to date are supportive. Please take advantage of your right to vote.

In the Event the Proposal is Not Approved

If shareholders don’t approve the Reorganizations, the Board may consider other options, including liquidating the Target Funds.

Please take a few minutes to sign, date and mail the enclosed proxy card in the prepaid envelope or follow the instructions below to vote by internet or telephone.

Vote by Phone by calling +1 (888) 372-8265 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

:	Vote by Internet by visiting the internet address on the enclosed card and following the instructions.
*	Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at +1 (888) 372-8265. Please note that a representative may call you to assist in voting.

Sincerely,
/s/ Ryan L. Roell
RYAN L. ROELL
PRESIDENT, SERIES PORTFOLIOS TRUST